EXHIBIT 14.1

Analytical Surveys, Inc.

Code of Ethics

Analytical Surveys, Inc., has adopted a code of ethics that provides principles to which its senior financial officers, executive officers, and general and project managers are expected to adhere and promote throughout the organization. This code embodies rules that specifically influence our conduct as an individual and to our peers, as well as responsibilities to other employees, the public and other stakeholders. Any violations of our Code of Professional Conduct may result in disciplinary action, up to and including immediate termination.

All senior financial officers and managers, executive officers, and general and project managers will:

•	Exercise honesty and ethical conduct, including the ethical handling of actual or apparent conflicts of interest in personal and professional relationships,

•	Avoid conflicts of interest and disclose to the Board of Directors any material transaction or relationship that reasonably could be expected to give rise to conflict, and not use confidential information acquired for personal advantage,

•	Provide full, fair accurate, timely, complete, objective, and understandable disclosure in the reports and documents filed with the Security and Exchange Commission, and in all other public disclosures and communication,

•	Comply with laws, rules and regulations of applicable governmental agencies, including federal, state, and local governments, and other appropriate private or public regulatory agencies,

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated, and

•	Promote accountability for adherence to the Code and promptly report to the Board of Directors or any violation of the Code.

ASI officers, directors, and managers are prohibited from retaliating or taking any adverse action against anyone who inquires about, raises or helps to resolve any integrity concerns.

In the event that a situation arises which would cause the appearance of noncompliance with or prevent adherence to this code of ethics by any officer, director, or manager of ASI, said officer, director, or employee should attempt to remove himself from the situation. He or she may also seek counsel and guidance from ASI’s board of directors, or corporate officers, who may also advise counsel from ASI’s external counsel or auditors. Should an individual not be able to abstain from participation or the appearance of participation in such a situation, he or she should immediately notify both a corporate officer and the chairman of the Audit Committee.

Failure to adhere to any of the above-mentioned standards shall constitute wrongdoing or an error in judgement by any of the officers, director, or manager in the Company. If any of the above standards are breached, the offending officer, director, or manager will be advised in writing of the breach, and will have thirty (30) days to remedy the situation or disclose appropriately any wrongdoing. In the event that the offending officer, director or manager does not take reasonable steps to correct or disclose the wrongdoing, the officer, manager, or director shall be terminated immediately from his or her employment with the Company.